[Enzon Logo]                                               FOR IMMEDIATE RELEASE
================================================================================

PRESS RELEASE                                   Contact: Craig Tooman
                                                         EVP, Finance and Chief
                                                         Financial Officer
                                                         908-541-8759

            ENZON PHARMACEUTICALS ANNOUNCES COMPLETION OF ITS TENDER OFFER FOR ITS 4 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2008

BRIDGEWATER, NEW JERSEY, JULY 6, 2006 - Enzon Pharmaceuticals Inc. ("Enzon") announced today the completion of its tender offer for up to $180 million aggregate principal amount of its 4 1/2% Convertible Subordinated Notes duE 2008 (the "Notes"), which expired Wednesday, July 5, 2006 at 5:00 p.m., New York City time. Enzon received valid tenders from holders of $137,581,000 aggregate principal amount and accepted all tenders validly made. As of today, $122,642,000 aggregate principal amount of Notes remain outstanding.

The total consideration being paid to the holders of the Notes is $965.00 per $1,000 principal amount of Notes accepted for purchase, plus accrued and unpaid interest to, but excluding, the date of payment.

Goldman, Sachs & Co. acted as the dealer manager for the tender offer. Wilmington Trust Company was the depositary, and D.F. King & Co., Inc. was the information agent.

ABOUT ENZON

Enzon Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to the development and commercialization of therapeutics to treat patients with cancer and adjacent diseases. Enzon's specialized sales force markets ABELCET(R), ONCASPAR(R), ADAGEN(R), and DEPOCYT(R) in the United States. In addition, Enzon also receives royaltiES on sales of PEG-INTRON(R), marketed by Schering-Plough Corporation, and MACUGEN(R), marketed by OSI Pharmaceuticals aND Pfizer Inc. Enzon's product-driven strategy includes an extensive drug development program that leverages its proprietary technologies, including a Customized Linker TechnologyTM PEGylation platform that utilizes customized linkers designed to release compounds at a controlled rate. Enzon also utilizes contract manufacturing opportunities to broaden its revenue base and enhance its organizational productivity. Enzon complements its internal research and development efforts with strategic initiatives, such as partnerships designed to broaden its revenue base or provide access to promising new technologies or product development opportunities. Further information about Enzon and this press release can be found on the Company's Web site at www.enzon.com.